07024272

June 5, 2007

RECEIVED

2007 JUN -8 A 11:27

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

PROCESSED

JUN 12 2007

THOMSON FINANCIAL

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 027/2007 , SSA-CP 028/2007 , SSA-CP 029/2007 and SSA-CP 031/2007**

Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 7/2007 and Information Memorandum on Acquisition and Disposition of Assets and Connected Transactions.
2. Report to the progress of the negotiation on the terms and conditions of the Sale and Purchase Agreement and the Shareholders Agreement with Asia Mobile Holdings Pte. Ltd.
3. Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in May 2007.
4. Additional information relating to the sale by Shin Satellite Plc of 49 percent shareholding in Shenington Investments Pte. Ltd. ("Shenington") to Asia Mobile Holdings Pte. Ltd. ("AMH")

Date: June 5, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

6/11

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

THAICOM

Summary Translation Letter

To the Stock Exchange of Thailand

June 1, 2007

RECEIVED
2007 JUN -8 A 11:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SSA-CP 027/2007

June 1, 2007

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2007 and Information Memorandum on Acquisition and Disposition of Assets and Connected Transactions

To: The President
The Stock Exchange of Thailand

Attachment: Information Memorandum on Acquisition and Disposition of Assets and Connected Transactions

As Shin Satellite Public Company Limited (the "Company") has convened the Board of Directors' Meeting No. 7/2007 on May 30, 2007 at the Thaicom 3 meeting room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company wishes to inform you of the resolutions of the Board of Directors' Meeting as follows:

1. RESOLVED THAT the Minutes of the Board of Directors' Meeting No. 6/2007 held on May 11, 2007 be approved.

2. Acknowledge the offer made to the shareholders of NTU (Thailand) Company Limited ("NTU") by Shin Broadband Internet (Thailand) Company Limited ("SBI") , the Company's subsidiary, to purchase the shares in NTU held by them. Five shareholders who are not connected persons, holding together 86,200 shares, or 71.85% of the total number of shares, sold and/or agreed to sell their shares to SBI at the price of Baht 62.50 per share which is the amount paid up per share (the par value is Baht 100/share) , totaling Baht 5.89 million.

   The purchase by SBI of shares in NTU does not fall within the scope of the Notification of the SET, Re: Rules, Procedure and Disclosure of Information concerning the Acquisition or Disposition of Assets of Listed Company. However, the Company is required to disclose such information to the SET.

3. the Meeting approved the proposed sale of shares the Company holds in Shenington Investments Pte Ltd, in an amount of 49 per cent of the total issued shares representing 7,182,420 shares at the price of US$27.85 each, to Asia Mobile Holdings Pte. Ltd. which is regarded as a connected transaction and a major transaction under the relevant regulations of the Stock Exchange of Thailand. In addition, the Company has appointed Asia Plus Securities Public Company Limited as independent financial advisor to provide their opinion on the proposed sale of shares with the shareholders;

4. the Meeting approved the entering into the Sale and Purchase Agreement and the Shareholders' Agreement in relation to the proposed sale of shares in Shenington Investments Pte Ltd with Asia Mobile Holdings Pte. Ltd. (the "**Agreements**") as well as the authorization of Dr. Dumrong Kasemset as the representative of the Company for the purpose of the execution, delivery and performance under the Agreements and any agreements, documents and instruments contemplated thereunder or in connection with the Agreements. However, the Sale and Purchase Agreement

stipulates as a condition precedent that the proposed sale of shares must have received the approval of the shareholders' meeting and thus, the Meeting proposed that a shareholders' meeting be convened so as to consider and approve such matter;

The Company would like to inform you that it expects the negotiation on the terms and conditions of the Agreements will be concluded in the near future and the Company will report the outcome of the negotiation to you as soon as practicable.

5. the Meeting approved that the Extraordinary General Meeting of Shareholders No. 1/2007 shall be held on 4 July 2007 at 14.00 hrs at the Auditorium, 9th floor, Shinawatra Tower 3, No. 1010 Viphavadee Rangsit Road, Chatuchak, Bangkok to consider the following agenda:

   (1) Matters to be informed;

   (2) To consider and approve the minutes of the Annual General Meeting of the Shareholders for the Year 2007, which was held on 24 April 2007;

   (3) To consider and approve the proposed sale of shares in Shenington Investments Pte Ltd to Asia Mobile Holdings Pte. Ltd., which is regarded as a connected transaction and a major transaction under the relevant regulations of the Stock Exchange of Thailand;

   (4) To consider other business (if any).

In addition, the Company's share register book will be closed in order to determine the right of shareholders to attend the Extraordinary General Meeting of Shareholders on 15 June 2007 from 12.00 hours until the meeting is adjourned.

Information Memorandum on Acquisition and Disposition of Assets and Connected Transactions

The meeting of the board of directors of Shin Satellite Public Company Limited (the "**Company**") No. 7/2007 (which was not attended and voted by interested directors on the agenda) resolved to propose to the Extraordinary General Meeting of shareholders No. 1/2007 for approval of the sale of shares amounting to 49.00 percent of total issued shares that the Company held in Shenington Investments Pte Ltd ("**SHEN**") which is wholly owned by the Company to a connected person (the "**Transaction**") which constitutes (i) a disposition of asset pursuant to the Notification of the Board of Governors of the Stock Exchange of Thailand Re: Disclosure of Information and Other Acts of Listed Companies Concerning the Acquisition and Disposition of Assets, 2004 (the "**Acquisition and Disposition Notification**"); and (ii) a connected transaction pursuant to the Notification of the Board of Governors of the Stock Exchange of Thailand Re: Disclosure of Information and Other Acts of Listed Companies Concerning the Connected Transaction, 2003 (the "**Connected Transaction Notification**"). The particulars of the Transaction are set out below:

1. Transaction Date

- After the shareholders' approval is obtained and the other conditions between the Company and the Purchaser are fulfilled.

2. Related parties and their relationship with the Company

- Asia Mobile Holdings Pte. Ltd. (the "**Purchaser**") is an investor proposing to acquire 49 percent of total issued ordinary shares of SHEN from the Company. The ultimate shareholder of the Purchaser is a major shareholder of the Company, i.e. holding shares in the Company more than 10 percent of the total voting shares, whether directly or indirectly. As a result, the Purchaser is a connected person of the Company under the Connected Transaction Notification.

3. General nature, type and size of the Transaction

- The Company intends to sell to the Purchaser the ordinary shares of SHEN equivalent to 49.00 percent of total issued shares of SHEN representing 7,182,420 ordinary shares of SHEN at US$27.85 each, totalling US$200 million or equivalent to approximately Baht 6,951.30 million (based on the exchange rate as at 18 May 2007 of Baht 34.7565 per US$1). After the proposed sale, the Company remains a major shareholder of SHEN holding 51.00 percent of total issued shares of SHEN.

- The sale of ordinary shares is a connected transaction under the Connected Transaction Notification. The Transaction's value is equivalent to 60.14 percent of total net tangible assets of the Company or Baht 11,557.68 million as of 31 March 2007. In addition, it is a class 1 transaction under the Acquisition and Disposition Notification. The value of the Transaction calculated on the net profit basis is equivalent to 51.65 percent of the net profit from the normal course of business operation after tax of the Company for the first quarter of 2007 which was Baht 134.88 million (based on the exchange rate as at 18 May 2007 of Baht 22.8768 to S$1 and Baht 34.7565 to US$1 as announced by the Bank of Thailand).

4. Detail of the disposed asset and the future business operation of SHEN and its subsidiaries

– SHEN's general background

SHEN's nature of business

SHEN's core business is a holding company with major investments in offshore telecom companies currently comprising Cambodia Shinnawatra Company Limited ("**CAMSHIN**") in which it holds a 100 percent stake, and Lao Telecommunications Company Limited ("**LTC**") in which it holds a stake representing 49.00 percent of the registered capital.

Subsidiaries' business operation

CAMSHIN operates the telephone business in Cambodia under a 35-year concession ending in 2028. Its services include digital GSM 1800 and 900 MHz mobile telephone and CDMA-450 wireless fixed line telephone services. CAMSHIN also provides VOIP international telephone services and is an internet provider.

LTC is a joint venture with the government of the People's Democratic Republic of Laos and is granted concession to operate the telecommunication business in Laos for 25 years ending in 2021. LTC provides services on cellular telephone, public switched telephone network (PSTN), CDMA-450 wireless fixed line telephone, public telephone and international call as well as leased line.

Issued and paid-up capital

SHEN's issued and paid up capital is S$14,658,000.

Directors

1) Dr Dumrong Kasemset

2) Dr Nongluck Phinainitisart

3) Mr Tanadit Charoenchan

4) Mr Teh Kwang Hwee

Operating results (in million S$)

	2004 Audited	**2005 Audited**	**2006 Audited**
Total assets	26.69	28.24	25.73
Total liabilities	5.28	3.62	0.59
Total shareholders' equity	21.40	24.62	25.14
Total revenue	3.33	4.02	4.79
Net profit	2.80	3.22	3.71

- Future business operation of SHEN and its subsidiaries

  SHEN is to continue to hold shares in both subsidiaries which operate telecommunications businesses.

5. **Total value of disposed securities, conditions and payment**

- The total value of SHEN ordinary shares to be sold to the Purchaser is US$200 million or approximately Baht 6,951.30 million (at an exchange rate of Baht 34.7565 to US$1 as at 18 May 2007). A single, full payment will be made by the Purchaser. The sale of SHEN ordinary shares by the Company and the receipt of payment is subject to certain conditions precedent agreed between the Company and the Purchaser, including the shareholders' approval to enter into the Transaction under the relevant regulations of SET.

6. **Criteria on consideration (the share price)**

- The price of SHEN ordinary shares is the price agreed between the Purchaser and the Company.

7. **Expected benefit**

- **Sharing of resources and expertise**

  The Transaction will allow the Company to realize its value in SHEN investment, whilst retaining a majority 51 percent stake and exposure to highly attractive markets in Laos and Cambodia. With the introduction of the Purchaser as a strategic shareholder of SHEN, LTC and CAMSHIN are expected to gain additional technical capabilities and management expertise, and potentially significant strategic and operational synergies, positioning it as a leading telecommunications company in South East Asia.

- **Improvement in Capital Structure**

  As at 31 March 2007, the Company's debt to equity ratio is 1.39. After the Transaction, the Company plans to make capital restructuring in which part of the proceeds obtained from the Transaction will be applied toward prepayment of certain long-term loans. This will reduce the debt to equity ratio and the amount of interest payable which will improve the results of operations.

8. **Use of proceeds from securities sale**

- The proceeds will be used in the capital restructuring of the Company comprising the prepayment of long-term loans and the funding of working capital for general corporate purposes.

9. Approval of the connected transaction and disposition of assets

- At present the Company has 8 directors:

1)	Mr Paron Isarasena na Ayudhaya	Chairman
2)	Dr Dumrong Kasemset	Director
3)	Mr Kraisorn Pornsuthee	Director
4)	Mr Somprasong Boonyachai	Director
5)	Dr Nongluck Phinainitisart	Director
6)	Ms Nidchanun Santhaveesuk	Director
7)	Prof. Hiran Radeesri	Chairman of Audit Committee
8)	Mrs Charintorn Vongpootorn	Audit Committee Director

- Meeting and voting of the Board of Directors' meeting

  Interested directors not attending and voting on the Transaction are Dr. Dumrong Kasemset, Mr Somprasong Boonyachai and Ms Nidchanun Santhaveesuk, who are executive directors of Shin Corporation Public Company Limited ("**SHIN**").

10. Transaction terms and conditions

- The Transaction must obtain a prior approval of the shareholders with a vote of not less than three quarters of total votes of shareholders attending and having voting right, excluding interested shareholders.
- Other important condition: consents to be obtained under loan and financing agreements from certain groups of the lenders of the Company.
- Interested shareholder with no voting right pursuant to the relevant regulations of the Stock Exchange of Thailand is SHIN holding 450,870,934 shares or 41.32%, provided that the name, the number of shares held and shareholding percentage of such interested shareholder may be changed as a result of the book disclosure on 15 June 2005 in order to determine the right to attend the Extraordinary General Meeting of shareholders No. 1/2007.

11. Board's opinion on the Transaction

- The board is of the view that the Transaction will be for the best interest of the Company and will strengthen the performance and future profitability of CAMSHIN and LTC.

12. Different opinions of the Audit Committee and/or directors

- None.

13. Criteria for delivery of the notice of shareholders' meeting

- The Company shall send the notice of shareholders' meeting to the Stock Exchange of Thailand at least 5 business days prior to delivery of such notices to their shareholders.

Summary Translation Letter

To the Stock Exchange of Thailand

June 4, 2007

SSA-CP 028/2007

June 4, 2007

Subject: Report to the progress of the negotiation on the terms and conditions of the Sale and Purchase Agreement and the Shareholders Agreement with Asia Mobile Holdings Pte. Ltd.

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") by its letter no.SSA-CP027/2007 dated June 1, 2007 notified the Stock Exchange of Thailand ("SET") of the resolutions of the Board of Directors' Meeting no.7/2007 held on May 30, 2007 that the Meeting passed resolutions (i) approving the sale by the Company of 7,182,420 shares in Shenington Investments Pte. Ltd. ("Shenington"), equivalent to 49 percent of total issued shares of Shenington to Asia Mobile Holdings Pte. Ltd. ("AMH") at the price of US$27.85 per share (ii) approving the entering into the Sale and Purchase Agreement and the Shareholders Agreement (together, the "Agreements") with AMH and authorizing Dr.Dumrong Kasemset to sign and execute the Agreement for and on behalf of the Company, and the Company also informed the SET that it expected the negotiation on the terms and conditions of the Agreements with AMH would be concluded in the near future and the Company would report the outcome of the negotiation to the SET as soon as practicable and (iii) approving the calling of the Extraordinary General Meeting of Shareholders No.1/2007 on July 4, 2007 at 14.00 o'clock to consider and approve the sale of 49% shareholding in Shenington to AMH as this transaction is a connected transaction and a disposition of assets of listed company.

The Company would like to report to the SET that it has successfully concluded the negotiation on the terms and conditions of the Agreements with AMH and it has already signed and executed the Agreements with AMH on June 1, 2007 and, the Sale and Purchase Agreement stipulates as a condition precedent that this transaction requires the approval of the shareholders' meeting.

Summary Translation Letter

To the Stock Exchange of Thailand

June 4, 2007

SSA-CP 031/2007

June 4, 2007

Subject: Additional information relating to the sale by Shin Satellite Plc of 49 percent shareholding in Shenington Investments Pte. Ltd. ("Shenington") to Asia Mobile Holdings Pte. Ltd. ("AMH")

To: The President
The Stock Exchange of Thailand

The Company would like to provide additional information relating to the sale of 49% shareholding in Shenington to AMH as follows:

1. The effect of the transaction on the Company, the advantages of the transaction to the Company has already been stated in the Information Memorandum on Acquisition and Disposition of Assets and Connected Transactions ("IM") clause 7 which can be summarized as follows:
   1.1 The Company will receive US$ 200 million from this transaction and part of this amount will be used to prepay part of the long-term loans. This will result in better debt to equity ratio, reduction of interest burden and the strengthening of its capital structure.
   1.2 The Company will receive the benefit in AMH's expertise and resources in the development of the businesses in Laos and Cambodia, technical, managerial and finance, especially if the businesses in Laos and Cambodia require additional capital for business expansion.

   As for the other effects to the Company from the transaction can be summarized as follows:

   1.3 After the transaction, the Company's shareholding in Shenington will be reduced from 100% to 51% resulting in the reduction in the recognition of revenue in the Company's consolidated financial statements and in the recognition of dividend in its own financial statements.
   1.4 After the transaction, the voting right of the Company will be reduced proportionate to its new, reduced shareholding even though the Company still holds 51% shares in Shenington, the management of Shenington may not be as flexible as before the transaction.

2. The relationship between the Company and AMH, AMH is the Company's connected person in that Temasek Holdings Pte. Ltd. ("Temasek") indirectly owned 75 percent shares in AMH and Temasek is the indirect major shareholder in Aspen Holdings Co., Ltd which is a major shareholder of Shin Corporation Plc. which is the Company's major shareholder.

Summary Translation Letter

To the Stock Exchange of Thailand

June 5, 2007

SSA-CP 029/2007

June 4, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in May 2007.

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	Grant II	Grant III	Grant IV	Grant IV
The number of warrants (units)	4,400,100	5,894,200	7,562,100	10,033,800
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	6.279	13.913	16.441	11.87
Exercise Ratio (warrant : ordinary share)	1:204490	1:1.02245		1:1
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant II, III, IV and V) in May 2007, as follows;

Outstanding of ESOP	Grant II	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-	-	-
No. of remaining unexercised warrants (units)	2,480,700	5,894,200	7,562,100	10,033,800
No. of shares derived from this exercise (shares)	-	-	-	-
No. of remaining shares reserved for warrants (shares)	5,072,844	6,026,200	7,732,100	10,058,800

END